2361 McGaw Ave.
Irvine, CA 92614

March 19, 2014

VIA OVERNIGHT COURIER AND

EDGAR CORRESPONDENCE

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Pro-Dex, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed March 5, 2014 File No. 333-192906

Dear Ms. Ravitz:

This letter sets forth the responses of Pro-Dex, Inc. (the “Company”) to the comments contained in your letter, dated March 14, 2014, relating to the Amendment No. 1 to Registration Statement on Form S-3 filed by the Company on March 5, 2014 (the “Amendment No. 1”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1.

Form S-3 Requirements

1.	We note your response to prior comment 1. Based on your beneficial ownership disclosure in your definitive proxy statement filed on October 24, 2013, it would appear that a smaller number of shares of your common stock are held by non-affiliates as compared to the number included in your response. As such, please show us how you calculated that 2,254,772 shares of your common stock are held by non-affiliates of the company.

In response to the Staff’s comment, the Company submits in the table below a calculation of shares of the Company’s common stock held by non-affiliates as of October 10, 2013, which is the date of calculation of the beneficial ownership disclosure in the Company’s definitive proxy statement filed on October 24, 2013. For the purpose of this calculation, shares beneficially owned by officers, directors and 10% shareholders known to the Company have been deemed to be owned by affiliates. This determination of affiliate status is not a determination for other purposes. The following calculation excludes shares issuable upon the exercise of options. The Company has no outstanding warrants or convertible securities.

TOTAL SHARES OF COMMON STOCK OUTSTANDING ON OCTOBER 10, 2013	3,343,988
Shares Held by Affiliates
Nicholas J. Swenson; AO Partners I, L.P.; and AO Partners, LLC	720,753
Raymond E. Cabillot; Farnam Street Partners, L.P.; Farnam Street Capital, Inc.; and, Peter O. Haeg	354,371
Richard L. Van Kirk, Jr.	5,000
Harold A. Hurwitz	5,000
William J. Farrell III	1,000

TOTAL SHARES OF COMMON STOCK HELD BY AFFILIATES	1,086,124

TOTAL SHARES OF COMMON STOCK HELD BY NON-AFFILIATES	2,257,864

The 2,254,772 shares of the Company’s common stock identified in the Company’s March 5, 2014 response letter as being held by non-affiliates on February 25, 2014 was calculated based on the same number (1,086,124) of shares of common stock held by affiliates on February 25, 2014, and 3,340,896 total shares of common stock outstanding on February 25, 2014 (3,340,896 minus 1,086,124 equals 2,254,772). [Note that the number of shares outstanding on October 10, 2013 as compared to February 25, 2014 decrease from 3,343,988 to 3,340,896, respectively, as a result of the termination prior to vesting of certain shares of restricted stock, partially offset by the exercise of certain stock options.]

Certain Material U.S. Federal Income Tax Considerations, page 37

2.	We note your response to our prior comment 3, it appears, however, that you should provide a tax opinion in light of the material tax consequences to the investor. Please see Section III (A) of Staff Legal Bulletin No. 19, October 14, 2011, including footnote 39 thereto available on the Commission’s website. Please file an opinion of counsel as to the tax consequences to shareholders of the receipt of the subscription rights and of the exercise of the subscription rights or provide us an analysis that the tax consequences would not be material to your shareholders.

The tax opinion of Rutan & Tucker, LLP is filed as Exhibit 8.1 to Amendment No. 2.

* * * *

We trust that the foregoing is responsive to the comments contained in your letter dated March 14, 2014. If you have any questions, please contact me at (949) 769-3250, or our general counsel, Garett Sleichter, at (714) 641-3495.

We appreciate the Staff’s assistance in this matter.

Sincerely,

/s/ Harold A. Hurwitz

Harold A. Hurwitz

Chief Executive Officer

cc:	Jay Mumford – Securities and Exchange Commission Tim Buchmiller – Securities and Exchange Commission Garett Sleichter – Rutan & Tucker